Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 81951512

DRIEHAUS CAPITAL MANAGEMENT LLC	FEDERAL INSURANCE COMPANY
25 EAST ERIE STREET CHICAGO, IL 60611	Incorporated under the laws of Indiana a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on June 30, 2015
to 12:01 a.m. on June 30, 2016

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 2,500,000	$ 10,000
2.	On Premises	$ 2,500,000	$ 10,000
3.	In Transit	$ 2,500,000	$ 10,000
4.	Forgery or Alteration	$ 2,500,000	$ 10,000
5.	Extended Forgery	$ 2,500,000	$ 10,000
6.	Counterfeit Money	$ 2,500,000	$ 10,000
7.	Threats to Person	$ Not Covered	$ N/A
8.	Computer System	$ 2,500,000	$ 10,000
9.	Voice Initiated Funds Transfer Instruction	$ 2,500,000	$ 10,000
10.	Uncollectible Items of Deposit	$ 250,000	$ 10,000
11.	Audit Expense	$ 100,000	$ 10,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-6

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98) Page 1 of 1

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	81951512

NAME OF ASSURED: DRIEHAUS CAPITAL MANAGEMENT LLC

AMEND NAME OF ASSURED ENDORSEMENT
It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Driehaus Emerging Markets Growth Fund
Driehaus International Small Cap Growth Fund
Driehaus Active Income Fund
Driehaus Select Credit Fund
Driehaus Emerging Markets Small Cap Growth Fund
Driehaus Event Driven Fund
Driehaus Micro Cap Growth Fund
Driehaus Frontier Emerging Markets Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 2, 2015

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: June 30, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	2
	To be attached to and
	form a part of Bond No.	81951512

Issued to: DRIEHAUS CAPITAL MANAGEMENT LLC

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

	ENDORSEMENT/RIDER
Effective date of this endorsement/rider: June 30, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	3
	To be attached to and
	form a part of Policy No.	81951512

Issued to: DRIEHAUS CAPITAL MANAGEMENT LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

FEDERAL INSURANCE COMPANY

Endorsement No.	4

Bond Number:	81951512

NAME OF ASSURED: DRIEHAUS CAPITAL MANAGEMENT LLC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2.	LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1 .	Employee		$2,500,000		$10,000
2 .	On Premises		$2,500,000		$10,000
3 .	In Transit		$2,500,000		$10,000
4 .	Forgery or Alteration		$2,500,000		$10,000
5 .	Extended Forgery		$2,500,000		$10,000
6 .	Counterfeit Money		$2,500,000		$10,000
7 .	Threats to Person	$	Not Covered	$	N/A
8 .	Computer System		$2,500,000		$10,000
9 .	Voice Initiated Funds Transfer Instruction		$2,500,000		$10,000
10 .	Uncollectible Items of Deposit		$250,000		$10,000
11 .	Audit Expense		$100,000		$10,000
12 .	Claim Expense		$100,000		$10,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 2, 2015

ICAP Bond

Form 17-02-1582 (Ed. 5-98) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.:	5

Bond Number:	81951512

NAME OF ASSURED: DRIEHAUS CAPITAL MANAGEMENT LLC

CLAIMS EXPENSE ENDORSEMENT
It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

12. Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)	the loss is covered under the Bond, and

(2)	the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 2, 2015

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY

Endorsement No.:	6

Bond Number:	81951512

NAME OF ASSURED: DRIEHAUS CAPITAL MANAGEMENT LLC

AMEND DISCOVERY ENDORSEMENT
It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.	Discovery

This Bond applies only to loss first discovered by the Risk Manager or General Counsel of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the Risk Manager or General Counsel of the ASSURED being aware of:

a.	facts which may subsequently result in a loss of a type covered by this Bond, or

b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 2, 2015

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.

The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Resolutions: Meeting of the Board of Trustees Dated June 4, 2015

Driehaus Mutual Funds

Approval of Renewal of Fidelity Bond

WHEREAS, it is proposed that the Trust obtain coverage against larceny and embezzlement under a bond (the “Bond”) in the amount of $2,500,000 for the period from June 30, 2015 through June 30, 2016;

NOW, THEREFORE, BE IT

RESOLVED, that giving due consideration to the value of the aggregate assets of the Trust, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Trust’s portfolios, the Board, including a majority of such Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940 (the “1940 Act”), deems it appropriate to obtain coverage against larceny and embezzlement provided under the proposed Bond in the form substantially similar to the Trust’s current fidelity bond and in an amount no less than the minimum amount required by Rule 17g-1(d) under the 1940 Act; and it is further

RESOLVED, that the appropriate officers of the Trust are authorized to take all steps necessary, beneficial or appropriate to secure the Bond and to effectuate the foregoing resolutions and are directed to present the Bond obtained and the premium paid therefor for ratification by the Board at its next meeting; and it is further

RESOLVED, that the Secretary of the Trust be and hereby is designated the officer who shall make the filing and give the appropriate notices required by paragraph (g) of Rule 17g-1 under the 1940 Act concerning the Bond.